Exhibit 99.1

Copa Holdings Expands Travel Options with Launch of Wingo in Colombia

- Wingo is a strategic response to dynamic market opportunities and a reflection of Copa Holdings' experience and strength.

- Low-cost Colombian airline Wingo, is designed for passengers who prefer a simple, no-frills, and reliable travel option.

- Wingo will begin service December 1st with flights to 16 cities in 10 countries in South, Central America and the Caribbean, operating a fleet of four Boeing 737-700 aircraft, each single class with capacity for 142 passengers.

- Tickets will be available for purchase beginning October 20th via the website Wingo.com

PANAMA CITY, Oct. 20, 2016 /PRNewswire/ -- Copa Holdings (NYSE: CPA), parent company of Copa Airlines and Copa Airlines Colombia, has officially launched Wingo in Colombia. Wingo, which will begin operations on December 1st, brings a low-cost/low-price offering, with flexible amenities to the market in Colombia and the region.

Designed for travelers who prefer a simple and no-frills travel option, Wingo is a strategic response to dynamic market opportunities and a reflection of Copa Holdings' experience and strength. Wingo adds a unique business model to Copa Holdings, whose full-service airline Copa Airlines offer the best connectivity through the Hub of the Americas in Panama City.

"We are proud to launch Wingo, which diversifies and expands Copa Holdings' business and operational models, allowing us to better serve a market segment where many opportunities for growth and development still exist", said Pedro Heilbron, CEO of Copa Holdings.

Wingo will operate administratively and functionally under Copa Airlines Colombian unit, with completely autonomous structures for its commercialization, distribution systems and customer service.

The "point-to-point" business model, with a simple organizational structure and low operating costs, allows Wingo to offer low prices and convenient payment methods, as well as the option for travelers to personalize their travel experience with the amenities and services they value during their flight.

"In addition to being a low-price business model, Wingo will deliver reliable service and operations, thanks in part to the support it will receive from the Copa family. Furthermore, Copa Holdings' economies of scale and business culture will allow Wingo to control costs better", Heilbron said. "We are confident this will be a winning formula."

Catalina M Bretón, who has more than 12 years of experience in strategic planning, corporate and commercial management in the airline industry, will lead Wingo, with the goal of making it a successful and growing venture. Eduardo Lombana, current CEO of Copa Colombia, will oversee operations, administration and finance of both Copa Airlines Colombian unit and Wingo.

Wingo will begin operations initially with service to 16 cities in 10 countries, including direct flights from Bogota to Cancun, Havana, Aruba, Punta Cana, Mexico City, San Andres, Panama City, Quito and Cartagena, among others. Most of these flights were previously operated under the Copa Colombia business model. A fleet of four Boeing 737-700 aircraft, each with single class seating capacity for 142 passengers, will cover the route network.

Tickets will be available for purchase beginning October 20th via the website Wingo.com or by contacting the call center available at Wingo.com. Tickets may be paid with cash at Surtimax, Éxito and Carulla supermarkets; at Efecty electronic payment stations in Colombia; and at the airports in Bogotá, Panamá and Havana up to four hours before flight departure.

Wingo´s Network: 16 cities in 10 countries

Market	Route Round Trip	Weekly Frequencies
Domestic	Barranquilla - San Andres - Barranquilla	3x
	Bogota - San Andres - Bogota	3x
	Cali - San Andres - Cali	5x
	Cartagena - San Andres - Cartagena	5x
	Bogota - Cartagena - Bogota	7x	23x
International	Bogota - Aruba - Bogota	2x
	Bogota - Panama Pacifico - Bogota	6x
	Cali - Panama Pacifico - Cali	2x
	Medellin - Panama Pacifico - Medellin	4x
	Panama Pacifico - San Jose - Panama Pacifico	5x
	Bogota - Caracas - Bogota	7x
	Bogota - Cancun - Bogota	5x
	Bogota - Havana - Bogota	3x
	Bogota - Mexico - Bogota	4x
	Bogota - Punta Cana - Bogota	2x
	Bogota - Quito - Bogota	4x
	San Jose - Guatemala - San Jose	3x	47x

		Total	70x

For more information, visit Wingo.com.

Raul Pascual – Panamá
Director – Investor Relations
+507 304-2774